Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MAY 30, 2008

BAYTEX ENERGY TRUST ANNOUNCES REDEMPTION OF EXCHANGEABLE SHARES

Calgary, Alberta (May 30, 2008) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) announces that Baytex Energy Ltd. ("Baytex") has elected to redeem all of its exchangeable shares (the "Exchangeable Shares") outstanding on August 29, 2008.  In connection with this redemption, Baytex ExchangeCo Ltd. has exercised its overriding "redemption call right" to purchase such Exchangeable Shares from holders of record.  Each redeemed Exchangeable Share will be purchased for trust units ("Trust Units") of the Trust in accordance with the exchange ratio in effect at August 28, 2008, rounded to the nearest whole Trust Unit.  A Notice of Redemption has been mailed to all Exchangeable Shareholders outlining the terms of this redemption. Baytex will also mail a formal Letter of Transmittal to all Exchangeable Shareholders of record on August 29, 2008 to complete this transaction.  All Trust Units issuable on the purchase of the Exchangeable Shares will be eligible for the distribution anticipated to be paid to unitholders of record on August 29, 2008 and payable on September 15, 2008.

A holder of Baytex Energy Ltd. Exchangeable Shares can exchange their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 (telephone: 403-233-2801).

The Baytex Energy Trust Exchangeable Shares (the “shares”) were issued in connection with the Plan of Arrangement which resulted in the conversion of Baytex Energy Ltd. to a trust structure in September 2003. The shares are not traded on any public stock exchange. No action is required by holders of Baytex Energy Trust units as a result of this press release.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:
Baytex Energy Trust

Ray Chan, Chief Executive Officer	Telephone: (403) 267-0715
Anthony Marino, President and COO	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca